As Filed with the Securities and
Exchange Commission on August 4, 2005                      Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                              BONE MEDICAL LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                            Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                          |X| immediately upon filing
                             |_| on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================================
                                                                           Proposed maximum    Proposed maximum
                                                                               Aggregate           aggregate        Amount of
                 Title of each class of                     Amount          price per unit         offering        registration
              Securities to be registered              to be registered           (1)              price (1)           fee
-------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American         25,000,000              $.05             $1,250,000         $147.13
Depositary Receipts, each American Depositary Share       American
evidencing twenty ordinary shares of Bone Medical        Depositary
Limited                                                    Shares
===============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

        Item Number and Caption                 Location in Form of
                                                American Depositary Receipt
                                                Filed Herewith as Prospectus

(1)     Name and address of Depositary          Introductory Paragraph

(2)     Title of American Depositary Receipts   Face of American Depositary
        and identity of deposited securities    Receipt, top center

        Terms of Deposit:


        (i)     The amount of deposited         Face of American Depositary
                securities  represented  by     Receipt - upper right
                one unit of American            corner
                Depositary Shares

        (ii)    The procedure for voting, if    Paragraphs (15) and (16)
                any, the deposited securities

        (iii) The collection and distribution Paragraphs (12), (13) and (15) of dividends

        (iv)    The transmission of notices,    Paragraphs (11), (15) and (16)
                reports and proxy soliciting
                material

        (v)     The sale or exercise of rights  Paragraph (14)

        (vi)    The deposit or sale of          Paragraphs (12) and (17)
                securities resulting from
                dividends, splits or plans of
                reorganization

        (vii)   Amendment, extension or         Paragraphs (20) and (21)
                termination of the Deposit
                Agreement

        (viii)  Rights of holders of receipts   Paragraph (11)
                to  inspect the transfer books
                of the Depositary and the list
                of holders of receipts

        (ix)    Restrictions upon the right     Paragraphs (2), (3), (4), (5),
                to deposit or withdraw the      (6) and (8)
                underlying securities

        Item Number and Caption                 Location in Form of
                                                American Depositary Receipt
                                                Filed Herewith as Prospectus

        (x)     Limitation upon the liability   Paragraphs (14) and (18)
                of the Depositary

(3)     Fees and Charges                        Paragraph (7)

Item 2. Available Information

        Item Number and Caption                 Location in Form of
                                                American Depositary Receipt
                                                Filed Herewith as Prospectus


2(a)    Statement  that Bone  Medical  Limited  Paragraph (11)
        furnishes the Commission  with certain
        public reports and documents  required
        by foreign law or otherwise under Rule
        12g3-2(b)    under   the    Securities
        Exchange  Act of 1934  and  that  such
        reports and documents can be inspected
        by  holders  of  American   Depositary
        Receipts    and   copied   at   public
        reference facilities maintained by the
        Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among Bone Medical Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of August _______, 2005, among Bone Medical Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on August 4, 2005.

                                                By: THE BANK OF NEW YORK,
                                                     as Depositary

                                                By: /s/ Marianne Erlandsen
                                                    -------------------------
                                                    Name: Marianne Erlandsen
                                                    Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Bone Medical Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Commonwealth of Australia on August 4, 2005.

                                                     BONE MEDICAL LIMITED

                                              By: /s/ Michael Redman
                                                  ------------------------------
                                                  Name: Michael Redman
                                                  Title: Chief Executive Officer

      Each of the undersigned hereby constitutes and appoints Michael Redman his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on August 4, 2005.

Name                                                 Title

/s/ Michael Redman                          Chief Executive Officer
-----------------------------               (Principal Executive Officer)
Michael Redman

/s/ Jane Swindells                          Chief Financial Officer &
-----------------------------               Company Secretary
Jane Swindells                              (Principal Financial &
                                            Accounting Officer)

/s/ Paul Hopper                             Chairman
-----------------------------
Paul Hopper

/s/ Roger New                               Director
-----------------------------
Roger New

/s/ Christopher Robert Bilkey               Director
-----------------------------
Christopher Robert Bilkey

/s/ Richard Basham                          Director
-----------------------------
Richard Basham

/s/ Wayne Fritzsche                         Director
-----------------------------
Wayne Fritzsche

/s/ Michael Redman                          Authorized Representative in the
-----------------------------               United States
Michael Redman

                                INDEX TO EXHIBITS

Exhibit
Number
-------
(1) Form of Deposit Agreement, dated as of [Date], among the Issuer, the Depositary and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)   Certification under Rule 466.